AH
3.1.2004

04002159

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SE(COMMISSION
Washington, ... 549

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SEC FILE NUMBER
8- 52250

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED PROCESSING
FEB 23 2004
WASH, D.C. 158 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HANSON McCLAIN RETIREMENT NETWORK LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 PLAZA DRIVE, SUITE 120
(No. and Street)

FOLSOM	CALIFORNIA	95630
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT NEELEY (916) 608-1525
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARIDAD & CROWE
(Name — *if individual, state last, first, middle name*)

101 LARKSPUR LANDING CIRCLE, SUITE 311	LARKSPUR	CALIFORNIA	94939
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, ROBERT NEELEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HANSON McCLAIN RETIREMENT NETWORK LLC, as of DECEMBER 31, 2003, ~~19~~____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Tracy M. Kliewer

Notary Public

TRACY M. KLIEWER
Commission # 1394220
Notary Public - California
Sacramento County
My Comm. Expires Feb 13, 2007

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- XX (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- XX (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~ Independent auditors' supplemental report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

INDEPENDENT AUDITOR'S REPORT

To the Members
Hanson McClain Retirement Network LLC
Folsom, California

We have audited the statement of financial condition of Hanson McClain Retirement Network LLC as of December 31, 2003, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanson McClain Retirement Network LLC, as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 13 is presented for purposes of additional analysis and is not part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Claridad & Crowe

CERTIFIED PUBLIC ACCOUNTANTS

February 9, 2004

HANSON McCLAIN RETIREMENT NETWORK LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash and cash equivalents	$ 385,801
Accounts receivable	32,890
Notes receivable	19,013
Other current assets	19,995
Furniture and equipment, net of accumulated depreciation of $ 42,527	31,008
	$ 488,707

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable	$ 27,912
Vacation payable	27,835
State taxes payable	23,385
Total liabilities	79,132
Members' equity	409,575
	$ 488,707

See notes to financial statements.

HANSON McCLAIN RETIREMENT NETWORK LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2003

REVENUES	
Marketing revenue	$ 4,766,090
Interest	3,194
	4,769,284
EXPENSES	
Compensation	1,253,043
Professional fees	140,814
Regulatory fees	2,882
Other operating expenses	685,978
	2,082,717
INCOME BEFORE INCOME TAXES	2,686,567
INCOME TAXES	27,073
NET INCOME	$ 2,659,494

See notes to financial statements.

HANSON McCLAIN RETIREMENT NETWORK LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2003

Balance, December 31, 2002	$ 466,904
Net income	2,687,329
Distributions	(2,716,823)
Balance, December 31, 2003	$ 437,410

See notes to financial statements.

HANSON McCLAIN RETIREMENT NETWORK LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 2,659,494
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	15,904
Change in assets and liabilities:	
(Increase) in accounts receivable	(24,557)
Decrease in other current assets	25,500
Increase in accounts payable	20,794
Increase in vacation payable	27,835
Increase in state taxes payable	17,385
Net adjustments	82,861
Net cash provided by operating activities	2,742,355
CASH FLOWS FROM INVESTING ACTIVITIES	
Principal payments on notes receivable	34,524
Cash payments for purchase of equipment	(7,587)
Net cash provided by investing activities	26,937
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions paid	(2,716,823)
Net cash used by financing activities	(2,716,823)
NET INCREASE IN CASH AND CASH EQUIVALENTS	52,469
CASH AND CASH EQUIVALENTS, December 31, 2002	333,332
CASH AND CASH EQUIVALENTS, December 31, 2003	$ 385,801

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:	Income taxes	$ 9,688
	Interest	$ 0

See notes to financial statements.

NOTE A – Summary of Significant Accounting Policies

Organizational Structure and Business Activity

Hanson McClain Retirement Network LLC (the Company) was formed as a Limited Liability Company in California in July, 1998, with a termination date of July 1, 2028. Under this form of organization, the members are not liable for the debts of the Company.

The Company registered as a broker-dealer with the Securities and Exchange Commission in February, 2000, and is a member of the National Association of Securities Dealers. The Company provides marketing and training support to independent financial advisors.

Accounting

These financial statements are prepared using the accrual method of accounting.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Furniture and Equipment

Equipment purchases greater than $500 are recorded at cost. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful life (5 to 7 years) of the asset.

Income Taxes

No provision or liability for federal income taxes has been made in the financial statements since the Company's income and losses are reported on the individual members' tax returns. The provision is for the annual California state limited liability minimum tax and annual fee and Texas franchise taxes.

Regulatory Requirements

The Company is exempt from the requirements of Rule 15c3-3 pursuant to the rules for broker-dealers who engage in limited business (mutual funds and/or variable annuities only).

NOTE B – Notes Receivable

At December 31, 2003, notes receivable consist of the following:

Promissory note from an individual, with interest at 1% per month, unsecured, principal and interest due January, 2004	$ 3,000
Promissory note from an individual, 0% interest, unsecured, monthly payments of $1,231, due December, 2004	16,013
	$ 19,013

Interest receivable of $ 2,495 was accrued at December 31, 2003, and is included in other current assets in the statement of financial condition.

NOTE C – Retirement Plan

The Company sponsors a 401(k) Plan so that employees may contribute a portion of their pretax income into a retirement fund. The Company elected to contribute $ 17,950 in 2003 to the 401(k) Plan to supplement employee contributions.

NOTE D – Lease Commitments

Operating Leases

Aggregate annual rentals for office space under a noncancellable operating lease with original terms in excess of one year are as follows:

2004	$ 44,000

Rent expense for the year ended December 31, 2003 of $ 54,798, is included in other operating expenses in the statement of operations.

NOTE E – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2002, the Company's net capital is $ 306,569, which is $ 301,569, in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2003 was .26 to 1.0.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

ADDITIONAL INFORMATION

HANSON McCLAIN RETIREMENT NETWORK LLC

COMPUTATION OF NET CAPITAL

December 31, 2003

NET CAPITAL	
Members' equity	$ 409,575
Less nonallowable assets:	
Petty cash	(100)
Accounts receivable	(32,890)
Notes receivable	(19,013)
Other current assets	(19,995)
Furniture and equipment, net	(31,008)
Total adjustments	(103,006)
NET CAPITAL	$ 306,569
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accounts payable	$ 27,912
Vacation payable	27,835
State taxes payable	23,385
	$ 79,132
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital requirement (6-2/3 % of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 301,569
Ratio of aggregate indebtedness to net capital	.26 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 357,789
Audit adjustments: State taxes payable	(23,385)
Vacation payable	(27,835)
Net capital as reported herein	$ 306,569
Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report	$ 27,912
Audit adjustments: State taxes payable	23,385
Vacation payable	27,835
Aggregate indebtedness, as reported herein	$ 79,132

These differences result in a ratio of aggregate indebtedness to net capital of .26 to 1.0 rather than .08 to 1.0 as previously reported.

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

February 9, 2004

To the Members
Hanson McClain Retirement Network LLC
Folsom, California

We have audited the financial statements of Hanson McClain Retirement Network LLC for the year ended December 31, 2003, and have issued our report thereon dated February 9, 2004. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Hanson McClain Retirement Network LLC, that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in rule 17a-5(g) for (1) making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Hanson McClain Retirement Network LLC, taken as a whole. Our study and evaluation disclosed no condition that we believed to be of material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under rule 15c3-3 during the year then ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

CERTIFIED PUBLIC ACCOUNTANTS